Filed by Greenbacker Renewable Energy Co LLC

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Greenbacker Renewable Energy Co LLC

Commission File No.: 000-55610

This filing relates to the proposed transaction between Greenbacker Renewable Energy Company LLC (the “Company”), MN8 Energy Holdings LLC (“MN8”), MN8 Energy LLC, Monarch Merger Sub, LLC, a wholly owned subsidiary of MN8 Energy LLC (“Merger Sub”), and Shareholder Representative Services LLC, pursuant to which Merger Sub will be merged with and into the Company, with the Company surviving as a wholly owned subsidiary of MN8 Energy LLC (the “Merger”).

The following is a transcript of the webcast with financial advisors of Company members held on October 22, 2026.

Company Participants:

●	Carl Weatherley-White, Chief Financial Officer

●	Brandon Praznik, Head of Business Development and Investor Relations

●	Amy Socha, Head of Investment Services

Brandon Praznik: Good afternoon, and thank you for joining today’s advisor operational call regarding the proposed merger of Greenbacker Renewable Energy Company with MN8 Energy. My name is Brandon Praznik. I’m just going to give it another 30 seconds or so here to allow the remaining attendees to join, and then we’ll get the call started. Thank you.

We’ll go ahead and get started again. Good afternoon, and thank you all for taking the time out of your day to join the operational and logistics call regarding the proposed merger of Greenbacker Renewable Energy Company with MN8 Energy. My name is Brandon Praznik, Executive Vice President and Head of Business Development at Greenbacker, and I’m joined today by Carl Weatherley-White, Chief Financial Officer of Greenbacker, and Amy Socha, Head of Investment Services at Greenbacker.

Today’s call is being recorded. The presentation and a recording of the call will be made available to the registered participants following the call, usually within a day or two, and today’s materials will be filed with the SEC.

Before we begin, please refer to the important disclosures on slides two and three of today’s presentation. During this call, we will make forward-looking statements, including statements regarding anticipated timing of the mailing of election materials, the annual meeting, the election deadline and the closing of the merger, and the form and amount of consideration Greenbacker shareholders may receive.

These statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied. Important factors that could cause actual results to differ are described on slides two and three, and in the definitive proxy statement prospectus filed with the SEC on October 20, 2026, including under the captions, risk factors and cautionary statements regarding forward-looking statements. Neither Greenbacker nor MN8 undertakes any obligation to update these statements except as required by law.

Today’s presentation summarizes certain terms of the merger agreement, the proxy card, the election form, and letter of transmittal. Those documents and the definitive proxy statement and the prospectus are the governing documents. Nothing on today’s call constitutes legal, tax or investment advice, and neither Greenbacker nor MN8 makes any recommendation as to which form of consideration a shareholder should select.

Shareholders are urged to read the definitive proxy statement and prospectus carefully and in its entirety. It is available free of charge on the SEC’s website, as well as in the transaction hub of our website at GreenbackerCapital.com.

The purpose of today’s call is, again, purely operational and logistical as it relates to the matters of the proxy and the election consideration. We’ll walk through how your clients will receive their proxy and election materials, how to vote, how to make and submit a consideration election, the key dates and deadlines, and what to expect following the close.

We’ll cover key dates, the proxy vote, the consideration election, the effect of not voting or not electing in the period following closing, as well as provide contacts and resources that should help you have questions answered should you have them.

All participants on this call are in listen-only mode. Questions may be submitted at any time through the Q&A function on the webcast platform. We’ll address them as they come in at the end of the call, to the extent that they are related to operational and logistical questions. For questions not related to the operational mechanics of the proxy and the election consideration, you can direct those to transaction support at GreenbackerCapital.com. With that, I would like to just pass it off briefly to Carl Weatherley-White for some opening remarks. Carl.

Carl Weatherley-White: Thank you, Brandon. Good afternoon. This is Carl Weatherley-White, the Chief Financial Officer of Greenbacker. Today, we mark the commencement of two of our final milestones to complete the merger between Greenbacker and MN8. First, the vote for the merger, and second, the election and regarding the cash versus stock consideration.

This result is the outcome of a lot of work by our team and others over the past several months, which has, among other things, resulted in the SEC reviewing and approving our proxy materials, which are now final and declared effective. Before we walk through the presentation today, I would be remiss not to thank each and every one of you for your close attention to this matter. We have had hundreds of calls with you all, some of them challenging, and we greatly appreciate your thoughtful questions, observations, and concerns.

We’ve tried very hard to reflect these issues throughout the process over the past few months. Again, thank you for your help. Now, I will hand this back to Brandon to walk through the presentation.

Brandon Praznik: Thank you, Carl. Now I’d like to walk through the key dates that will take us from today through closing. As you’ll see, the first date on the slide is October 7, which is the record date. That is to suggest that all shareholders as of record on October 7 are able to participate in both the voting and the election process.

As Carl mentioned, on October 20, the SEC declared the S-4 and proxy and prospectus effective, and we filed those accordingly. Today, October 22, just shortly after this call, at around 5:00 p.m. on the proxy front, Computershare will begin emailing shareholders who have elected to receive their correspondence electronically. They will begin emailing those investors the proxy statement.

Beginning tomorrow, Computershare will begin physically mailing to those shareholders who have elected to receive physical mail their proxy statements. Also, beginning tomorrow, October 23, on the election front, a separate business unit within Computershare, in a separate package entirely, will begin distributing the election consideration materials to shareholders via email that have elected to receive communication electronically, and we would expect that for physical mail, both the proxy and the election consideration materials will arrive to shareholders next week.

The deadline for both the annual meeting, which is the proxy voting, and the deadline for the election materials to be submitted is the same day. It is November 23, and the annual shareholder meeting will be held at 1:00. You will have the ability to submit votes up through 1:00. As far as the election materials, you will be able to submit until 5:00 p.m. on that date.

The merger is then expected to close on December 1, and within five business days of closing, it is expected that the cash and equity consideration will be distributed out to shareholders. I should point out that all of the dates, other than October 7 and October 20, are expected dates. While we expect them to remain firm, they could change, and any changes to those dates we would communicate well in advance.

To go through in more detail the two separate actions that we are asking of our shareholders, and the purpose for them, who they will be delivered by, the various credentials that you’ll need in order to cast your vote, the methods that you can vote or submit your elections, we’ll go through those here.

The purpose, again, of the proxy vote is to vote on the five proposals at the annual meeting, including the adoption of the merger agreement. The purpose of the election consideration material is to cast your election on how you’d like to receive the MN8 consideration, either MN8 common units, cash, or a 50/50 mix.

Again, as I mentioned, both the proxy material and the consideration election material are being delivered by Computershare, albeit separate business units. We expect all material, either electronically or through the mail, to be delivered by next week. We’ll go through this in greater detail, but on the proxy, you’ll receive a 14-digit control number and an eight-digit security code that you’ll need to enter into the proxy website for the election consideration. You’ll need an 11-digit account code and a nine-character control code, all of which will be provided to you and printed on the material.

There are many ways in which you can vote, as well as cast your election over the web, as well as submitting physical mail. The deadlines, as I mentioned, are both on November 23. We have a proxy solicitor in Innisfree who will act as the ability to reach out via phone for questions on how to submit your vote, and we have Georgeson, who’s the information agent for the consideration election questions.

Again, the proposals three and five to approve the merger for the proxy, if no action is taken, it has the same effect as a vote against the proposals, and for those that do not submit an election, the election is deemed to be a 100% MN8 common unit election.

To go over the proposals that will be on the ballot, there will be a total of five proposals on the proxy ballot. The first proposal is the election of the seven board directors. The purpose of that is to keep a duly constituted board in place in the event that the merger is not completed. If the merger is completed, then that proposal will not matter.

The second proposal is an advisory vote, non-binding, to approve the 2025 executive compensation. The third proposal is the adoption of the merger agreement. This is the vote that requires a simple majority, which is the affirmative vote of a majority of the voting power of outstanding shares as of the record date.

Number four is another advisory vote. Approval of compensation that might be paid as part of the merger itself. Number five is an amendment to the definition of a roll-up transaction, which is essentially an amendment to the operating agreement at Greenbacker that requires a simple majority approval by our shareholders.

We’ll continue to move through here. Just to reiterate, the proposals on the ballot, there are a total of five of them. Number three and number five are the proposals that are related to the merger and require a simple majority. We’ll reiterate that throughout the presentation. I’d now like to pass over to Amy to walk through exactly how you can access the proxy materials and the voting website. Amy.

Amy Socha: Thanks, Brandon. As Brandon mentioned earlier, Computershare is playing the part as our proxy vendor. They’re hosting the voting website, and they’ll be distributing the mailings, in addition to tabulating all of the votes.

The proxy materials that are being distributed will follow the shareholder’s communication preferences that are already on file with Greenbacker, so if they elected email notifications, they will receive a notification via email, and obviously, in mail, they’ll get a physical mailing.

Regardless of how they receive their communication, each shareholder will receive a unique control code and security code, as previously mentioned. Some may receive more than one control code and security code, and that’s because they may have multiple positions registered here with us at Greenbacker.

For the shareholders that are receiving an emailed communication, it will have a direct link to hop into the Computershare voting site. On that site, there will be clickable materials as well. One will be our proxy statement, our annual 10-K, that’s just a required form that we make available to you, and then just a generic version of the proxy card.

Displayed on the slide here is really just a visual of the voting site and the material site hosted through Computershare. It’s probably a little hard to see on this view, but this is where the control code and the access code will come into play because they are unique for each shareholder, so they’ll need that to get into the voting site.

If a shareholder receives a physical mailing, they will receive a custom proxy card that will have their codes on that card and also a bound proxy statement. They’ll be able to access this voting site as well, even if they do receive mail, by using those codes.

Both of the email and the proxy cards, there will be references to the ability to vote via multiple methods. Obviously, one is online. There will be another, an automated telephone number that’s hosted by Computershare that will be available 24/7. No human interaction. It’s just all digitized.

Then, as we mentioned earlier, we have Innisfree as our proxy solicitor. They will have live agents on hand to speak to any shareholder that wants to call in and talk to somebody in person and place their vote that way. Then only for those that received a physical mail, they can sign and fill out their proxy card and return it back to Computershare. It also is very important that they sign the ballot as their account is registered. All of this to say, again, that the deadline for all of these votes will be at our annual shareholder meeting, which takes place on November 23.

One small note here is in the past, in previous proxies, we have worked with some firms here that are on the call today that have the authority to vote on behalf of all of their clients, so a blanket vote placed across their whole book of business. Computershare will have an authorization form and letter available, so you can reach out to us through the transaction support box, and we can coordinate that with you. Now, I’ll pass it back to Brandon so we can take a closer look at the ballot.

Brandon Praznik: Thanks, Amy. This is an actual look at what the physical mail ballot will look like. The ballot that you’ll see when you enter the voting website will look very similar to this, but it will be digitized and on your screen.

Just to go through each one of these. Proposal one is the election of the directors, as I mentioned, and you can mark for all, withhold all, or for all except, and then to withhold authority for an individual nominee, mark for all except and write the nominee’s number on the line provided.

And two through five is a simple mark for, against, or abstain for each proposal. Again, proposals three and five must each be approved for the merger to be completed. While not on this screen, there is a section B which goes through the authorized signatures. Again, as it appears in your account, joint holders each have to sign trustees, executors, officers, and others signing in a representative capacity give their full title.

I should point out that proposals left unmarked, so a signed card that is returned that does not have a choice in one of the boxes, is indicated as voted for the proposals, as recommended by the board, and as we’ve mentioned, the board recommends voting for all five proposals. We’ll repeat this as well throughout this presentation, but it’s important also to understand that the proxy card does not include the consideration election. There will be two separate packages that will be delivered to you. One is the proxy material, the other is the election material.

Now, to move over to the consideration election options, and we’ll go through the mechanics now as well of how you can submit your elections online. Amy will walk through that a bit. As you’re all familiar from this process, there are three options: 100% MN8 common units, 100% cash, or a mix of 50% cash and 50% MN8 common units.

An election will be deemed an equity election. This is to say that you will be deemed to have elected 100% equity. If you fail to follow the instructions in the election form and letter of transmittal or otherwise, you fail to properly make an election, you do not have a properly completed election form or properly and timely revoke a prior election without making a new election.

It’s also important that no merger consideration that’s cash or equity is paid unless the merger is approved by shareholders and completed. If cash elections exceed the maximum cash election amount, cash-electing shareholders receive cash on a pro rata basis, and the balance in MN8 common units, and every shareholder is entitled to a pro rata share of any contingent consideration that becomes payable regardless of the election. I’ll pass to Amy now, and she’ll walk through the actual materials.

Amy Socha: As previously mentioned, again, Computershare is playing the part of the paying agent and the election agent. Computershare was chosen by MN8 for this part of the transaction. They’re going to be hosting the election site, distributing all the materials, and then they will be doing many other parts of the transaction, especially as it comes to the closing.

They will be calculating totals, they will be distributing the actual payouts, and they will also be distributing tax forms, but we’re not going to go into the closing actions and stick to just the election piece here, but I wanted to point that out, that they play a pretty key role here.

Very similar to the proxy, each shareholder will receive their materials in accordance with their communication preferences. They’ll obviously get an email and/or a physical mail, and each shareholder will receive a unique code, an account code and a control code, so two additional codes. These are completely different codes from the proxy material codes that we shared earlier. Because it’s a different election and a different part of Computershare, it’s very separate.

All in all, basically the critical part of the election is a form that we call the election form and letter of transmittal, and this is the visual that you see here in this screenshot. If receiving by mail, they’ll receive the physical copy of this form, and it will have their unique code specifically on this form.

If they receive an email, they’ll receive actually two separate emails. One will deliver the control code, and the second one that will immediately follow will deliver the secure code, which is essentially the password, but they’ll need both of those codes to actually successfully log into the voting site.

Once they log into the voting site, the site itself will take the place of this physical rendering that you see here of the form, so there’s no need to sign a physical form if they’re going to be voting through the website.

Here’s a deeper look at the election form itself. Shareholders will simply mark whether it is an equity, cash, or a mixed election. For the mailed form, the shareholders must sign as their name is exactly registered here at the bottom. For online, as I mentioned, there isn’t a need for physical signatures.

For the accounts that already have a certified tax identification number at Greenbacker, which most do, there will be no need or requirement to complete a W-9 or a tax form to certify their tax IDs. If, by chance, there were a shareholder who wasn’t certified and they log in online, they will be prompted to complete a W-9 straight through the election form. Again, no signatures. It’s just an automatic process.

If they are not, if they are receiving a physical form and they’re just not sure, you can always reach out to Computershare or the name that I’ll share here in a minute, so that if they have questions, they can talk through that.

Not available on the web, and only for the physical forms, is another form will be attached, and it’s called a special payment and delivery form. This is actually only to be used if any cash consideration is to be delivered to and/or addressed to another party other than the registered shareholder, or if any equity consideration should be issued to another party or another registration.

The only kind of caveat with this piece is that this requires a medallion signature guarantee, and this is a requirement through Computershare, and it cannot be waived, and a notary does not apply here, so it’s important to kind of pay attention that if your shareholder is receiving any of this mail, email, or physical mail that doesn’t quite match the registration, it’s best just to call and work through that.

On the next slide here, this is just a visual of the election site itself. It’s pretty straightforward. This is where the account code and the control code are entered here. As I mentioned, there are really only two options. It’s to submit the election online or to return the form.

I want to make a quick callout regarding accounts that are held with custodians. We have quite a few, I know, in the population that may work with Charles Schwab or Pershing or Fidelity, or maybe some other kind of smaller custodian shops. Outside of Fidelity, all of the other custodians will allow the shareholders to utilize the Computershare website and/or to submit the mail form.

For the use of the website, Computershare will actually, after a shareholder submits their election, take that and work with Charles Schwab or the custodian itself to obtain approval before the deadline. The onus is a little bit on Computershare there.

If your shareholder is opting to do a mailed form, they can sign the form as indicated, and actually mail it back to Computershare, who again has a process to work behind the scenes with Charles Schwab or the custodian to obtain approval before the election deadline.

Fidelity is a little bit unique. They have a rule on their side where they won’t allow shareholders to use the Computershare election site, so our Fidelity custodian account holders will be receiving an actual physical form in the mail, and that form must be signed and completed as normal, but must be returned back to Fidelity. Fidelity then has a special process to work with Computershare to provide approval and submit those forms directly to Computershare. It’s a little bit different of a workflow.

Again, if you have any questions about any specific custodian that you’re working with, please don’t hesitate to reach out to us here at the transaction support box.

One note is, on all of the materials and on the site, Computershare has their call center or their information agent. It’s their affiliate. It’s called Georgeson. They will too be available for help with any of the custodial pieces or any just general questions from the shareholders. I’ll pass it back to Brandon to talk through the outcomes of the voting.

Brandon Praznik: Thanks, Amy. I just thought I would walk through the effects of not voting or not electing one more time, just to make it clear. There are four scenarios that we’ll walk through. Again, an account that does not vote has the same effect as a vote against proposal three, which is the merger agreement proposal, and proposal five, which is the charter amendment proposal.

A signed proxy card is returned without instructions. Again, those shares are voted for each proposal as recommended by the Greenbacker Board of Directors. If you do not submit a valid election by the deadline, you will receive 100% MN8 equity. Again, if the merger is not approved or not completed, then no merger consideration, cash, or equity is paid or issued, and Greenbacker shares are not converted.

I will also reiterate that Innisfree is our proxy solicitor that we’ve used for this. They will be doing daily outreach to our shareholders who have not voted. Once that account has been voted, the contact with those shareholders stops. Important that the material, as it’s sent out later today at 5:00 p.m., going online and voting, it takes just a few minutes and completes the process for your shareholders.

Just to go over following closing and the mechanics that will unfold at that point. Subject to shareholder approval and other closing conditions, of course, there’s the conversion, so at the effective time, each outstanding Greenbacker share is cancelled and converted into the right to receive the applicable merger consideration. The cash consideration is paid by the paying agent, and again, that is expected to happen within five days of closing.

MN8 common units are issued in accordance with the procedures established by MN8. No fractional units are issued, so a holder’s units are aggregated and rounded to the nearest whole unit. Then the contingent amounts, the representative reserve release amount and the post-closing additional consideration amount, if and to the extent payable, are distributed pro rata to former Greenbacker shareholders, regardless of election.

For tax treatment, the receipt of merger consideration and exchange for securities is expected to be a taxable transaction for U.S. federal income tax purposes, and there’s a full section within the proxy statement related to the tax aspect of this, and the tax consequences to each shareholder obviously depend on that shareholder’s particular circumstances, and shareholders should consult their own tax advisor.

For contacts and resources, as we’ve mentioned throughout the call, Innisfree, here, we have their phone number. This is for voting assistance. There’s both a live agent at Innisfree that you can vote through. There’s also an automated line that you can enter your control numbers and vote that way, as well as their website.

For election questions, we have Georgeson. They’re the information agent. Election materials are submitted only to Computershare, or through the custodial processes Amy just laid out, and then, of course, for any questions related to the vote process, the election process, or the merger in general, you can continue to use the transaction support at GreenbackerCapital.com, including the firm-level voting instructions and transaction questions.

Our website has been updated completely with all information within our transaction hub, including the phone numbers and links that take you directly to the voting website, as well as the election website, and you can find all other publicly filed information within that, and this presentation as well is also being recorded and it will be made available to all participants over the course of the next few days.

Just give us a second to see if we’ve been able to make the Q&A function available. Otherwise, questions can be submitted through transaction support at GreenbackerCapital.com. We’ll just take 30 or 60 seconds here to compile any of the questions that have come in, and we’ll work to respond to them. Thank you.

I’m not seeing any questions at the moment come through the chat function on the Q&A screen. We’ll give it just another 30 seconds or so for folks to enter any questions, if they have any. If not, of course you can continue to reach out to us through the transaction support email inbox.

That concludes our call for the day. I want to thank everybody for participating. As Carl said, there’s been a tremendous amount of effort and dialogue that has gotten us to this point. Some of those conversations, as Carl said, have been challenging, but we appreciate all the support up to this point, and we look forward to dialoguing through the end of this process and answering all of the questions that we can. With that, it’ll conclude our call, and thank you again for participating.

[End of transcript]

Important Additional Information

In connection with the Merger, MN8 has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, which was declared effective by the SEC on October 20th, 2026 and that includes a proxy statement of the Company that also constitutes a prospectus of MN8, and each of MN8 and the Company may file other relevant documents with the SEC regarding the Merger. The Company filed the definitive proxy statement/prospectus with the SEC on October 20th which will be mailed to the shareholders of the Company. This communication is not intended to be, and is not, a substitute for the registration statement, the proxy statement/prospectus or any other document that MN8 or the Company may file with the SEC in connection with the Merger. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT / PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and shareholders are able to obtain free copies of the registration statement, proxy statement/prospectus and other relevant documents filed with the SEC, in each case if and when such documents are filed with the SEC, on the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by MN8 will be available free of charge from MN8 on MN8’s website at www.mn8energy.com, or by directing a request to Investor Relations, MN8 Energy Holdings LLC, c/o MN8 Energy, LLC, 1155 Avenue of the Americas, 27th Floor, New York, NY 10036, Tel. No. (332) 245-4052. Copies of the documents filed with the SEC by the Company will be available free of charge from the Company under the “Transaction Hub” section of the Company’s website at www.greenbackercapital.com/transaction-hub or by contacting Innisfree M&A Incorporated, the Company’s proxy solicitor, toll free at 1-877-687 1866 (from the U.S. and Canada) or +1 412-232-3651 (from other countries). The information included on, or accessible through, MN8’s or the Company’s website is not incorporated by reference into this communication.

No Offer or Solicitation

This communication is not an offer to sell, or a solicitation of an offer to buy or subscribe for, any securities in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. Any offer of securities in connection with the Merger is being made only by means of the definitive proxy statement/prospectus, which meets the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. Any solicitation of proxies in connection with the Annual Meeting is being made only pursuant to the definitive proxy statement/prospectus.

Participants in the Solicitation

The Company, MN8, their respective directors and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company shareholders in connection with the Merger. Information about the Company’s directors and executive officers is available in the definitive proxy statement/prospectus, including under the captions “Greenbacker’s Directors, Executive Officers and Corporate Governance,” “Executive Compensation of Greenbacker” and “Beneficial Ownership of Securities of Greenbacker,” the Company’s Form 10-K filed with the SEC on March 9, 2026, the Company’s Form 10-K/A filed with the SEC on April 30, 2026, and other documents subsequently filed by the Company with the SEC. Information about MN8’s directors and executive officers is set forth in the definitive proxy statement/prospectus, including under the captions “Management,” “Executive Compensation of MN8” and “Beneficial Ownership of Securities of MN8”. Additional information regarding the participants in the proxy solicitation and a description of their direct or indirect interests are contained in the definitive proxy statement / prospectus and other relevant materials filed with the SEC. These documents are available free of charge from the sources indicated above.

Forward-Looking Statements

This communication contains “forward-looking statements” regarding the potential acquisition of the Company within the meaning of the Private Securities Litigation Reform Act of 1995. Various statements in this communication, including those that express a belief, expectation, or intention, as well as those that are not statements of historical fact, are forward-looking statements. The forward-looking statements may include statements regarding the anticipated timing of the mailing of election materials, the Annual Meeting, the Election Deadline and the closing of the Merger, and the form and amount of consideration the Company shareholders may receive. The Company and MN8 generally identify forward looking statements with the words “anticipate,” “expect,” “intend,” “may,” “will,” “should,” “would,” and “could,” or their negatives, and other similar expressions. The Company and MN8 caution all readers that the forward-looking statements contained in this communication are not guarantees of future performance, and they cannot assure any reader that such statements will prove correct or that the forward-looking events and circumstances will occur. Actual results may differ materially from those anticipated or implied in the forward-looking statements due to numerous risks and uncertainties. Risks and uncertainties include but are not limited to: the risk that the closing conditions for the Merger will not be satisfied, including the risk that the remaining required regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated; the risk that the Company’s shareholders may not approve the merger agreement proposal and the charter amendment proposal, or that the required consents of MN8’s members may not be obtained; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, including in circumstances that would require the Company to pay a termination fee pursuant to the merger agreement; the possibility that competing offers or transaction proposals may be made; the risk of member or shareholder litigation relating to the Merger, including resulting expense or delay; the possibility that the Merger will not be completed in the expected timeframe or at all; the possibility that the Merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; potential adverse effects on the businesses of MN8 or the Company during the pendency of the Merger, such as the ability of MN8 and the Company to attract, retain and hire key personnel and to maintain relationships with customers, suppliers and others with whom MN8 or the Company does business, employee departures, diversion of management’s time and attention from ordinary course business operations, or certain restrictions during the pendency of the Merger that may impact MN8’s or the Company’s ability to pursue certain business opportunities or strategic transactions; the risk that the Company shareholders electing cash or mixed consideration may receive less cash and more MN8 Common Units than elected as a result of the aggregate cash cap and proration; the lack of a public trading market for MN8 Common Units and the uncertainty of their value; the risk that MN8 may not consummate an initial public offering or other liquidity event; the risks related to non-achievement of any milestone on which the amount of earned additional consideration depends and that the Company shareholders will not receive all or any portion of the additional consideration holdback amount; the potential that the expected benefits, synergies, and opportunities of the Merger may not be realized or may take longer to realize than expected; and risks related to the integration of the Company into MN8 subsequent to the closing of the Merger and the timing of such integration, including the risk that the combined company may not be able to achieve the expected growth prospects. A further list and descriptions of these risks, uncertainties and other factors can be found in the definitive proxy statement/prospectus, including under the captions “Risk Factors” and “Cautionary Statements Regarding Forward-Looking Statements,” and in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, including in the sections captioned “Forward-Looking Statements” and “Item 1A. Risk Factors,” in its subsequent Quarterly Reports on Form 10-Q, and in other filings with the SEC. Neither the Company nor MN8 undertakes any obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as otherwise required by law.